FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

March 8, 2010.

Item 3: News Release:

A news release dated & issued on March 8, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces High Grade Gold of 51.66 g/t (1.50 ounces/ton) Intersected in Phase II at Destiny Gold Project, Québec

Item 5: Full Description of Material Change:

5.1

Full Description of Material Change

51.66 g/t over 0.5m intersected within 12.25 m wide zone averaging 2.83 g/t gold
12.84 g/t over 0.65 m intersected within 2.9 m wide zone averaging 3.35 g/t gold in a foot-wall zone
Gold system open to below 500 m vertical depths

March 8, 2010  Vancouver, Canada – Pacific North West Capital Corp. ("PFN" or the "Company") (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. (ATV: TSX-V) are pleased to provide results for the first two holes of the Phase II program  at the DAC Deposit on the Destiny Gold Project in Québec.  The first two holes intersected multiple gold zones including high grades of 51.66 g/t  and 12.69 g/t both over 0.5 m widths in DES10-135.  The high grades are contained within a zone of strong shearing, alteration and quartz veining that averages 2.83 g/t gold across 12.25 m.   Several other gold anomalous zones were intersected in this hole including a foot-wall zone near the bottom of the hole that averages 3.35 g/t gold over 2.9 m and contains a high grade vein assaying 12.84 g/t gold over 0.65 m (see table below).  The Phase II drilling has now been completed.  Core logging and sampling of the last three holes is in progress and results will be released as they become available.  A Phase III program is slated for later this year after the results from Phase 2 are received and incorporated into the DAC deposit data base.

DES10-135 intersected gold mineralization at depths exceeding 500 m and the mineralization remains open below that.  Very fine grained free gold was observed at several intervals within this hole, including in the high-grade sections mentioned above.  The multiple zones of shearing, alteration, quartz veining and mineralization are as extensive in this hole as in the previous holes that tested the upper parts of the DAC deposit (see Alto and PFN news releases dated February 18 2010).  The high grades and multiple gold zones confirm the robust nature of the gold system and demonstrate the potential to significantly expand the DAC deposit with additional drilling.

Table of Significant Gold Assays Phase II Drilling Program

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES09-134 includes	124.8 256.9 259.6 316.7	135.3 266.7 260.6 332.8	10.5 9.8 1.0 16.1	0.41 0.53 2.54 0.28
DES09-135 includes includes includes includes includes	355.75 357.25 365.5 374.85 375.4 386.65 389.15 431.4 446.5 486.55 527.1 527.1	368.0 357.75 366.0 377.0 375.7 391.0 390.15 441.8 470.35 496.9 530.0 527.75	12.25 0.5 0.5 2.15 0.3 4.35 1.0 10.4 23.85 10.35 2.9 0.65	2.85 12.69 51.66 1.55 7.9 0.74 2.34 0.46 0.36 0.35 3.35 12.84

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported.  Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared.  The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample.  Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot.  Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec) Consulting Geologist to Alto Ventures, was responsible for supervision of the diamond drilling program.

About Alto Ventures Ltd

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is currently active in Québec where it is focussed on the Destiny Gold project in the Abitibi Greenstone Belt and in Ontario in the Beardmore and Shebandowan gold districts.

For more details regarding the Company’s projects, please visit our website at:  www.altoventures.com.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. ("PFN") is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, PFNs current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures  and is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

PFN. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of PFN plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  To that end, the company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital Corp. is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

5.2

Disclosure for Restructuring Transactions

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of March 2010.